Artisan Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the period ended September 30, 2005
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Sub-Item 77E:     Legal Proceedings

Artisan Funds, Inc. ("Artisan Funds") and Artisan Partners Limited Partnership (the "Adviser") were defendants in a lawsuit that sought certification of a plaintiff class consisting of all persons in the United States who held shares in Artisan International Fund for a period of more than 14 days during the five years prior to the filing of the lawsuit. The suit sought compensatory and punitive damages under state law, as well as interest, costs and attorney's fees. The lawsuit alleged, in summary, that Artisan Funds and the Adviser exposed long-term Artisan International Fund shareholders to trading by market timers by allegedly (a) failing to properly evaluate daily whether a significant event affecting the value of Artisan International Fund's securities had occurred after foreign markets had closed but before the calculation of the Fund's NAV; (b) failing to implement the Fund's portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV.

After a successful appeal by Artisan Funds and the Adviser to the United States Court of Appeals for the Seventh Circuit, the plaintiff's state law claims were dismissed. The plaintiffs are seeking review by the United States Supreme Court. If the Supreme Court grants review of the case and the plaintiff prevails, the lawsuit could be reinstated. If that occurs, Artisan Funds and the Adviser will continue to defend the lawsuit vigorously. Artisan Funds does not believe that the pending action will have a material effect on the financial condition of any Fund.